NationsHealth, Inc.
13630 N.W. 8th Street, Suite 210
Sunrise, FL 33325

March 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Jim B. Rosenberg
Washington, DC 20549

Dear Mr. Rosenberg:

Pursuant to a telephone conversation with Todd Sherman, Staff Accountant, and Don Abbott, Senior Accountant, on March 29, 2007, this letter serves to provide additional information and clarify certain aspects of NationsHealth, Inc.’s (“NationsHealth” or the “Company”) response, filed on March 22, 2007, to the comments of the Staff contained in your letter dated March 16, 2007 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2005.

The Company’s agreement with CIGNA (and the equity consideration contemplated by the agreement) was subject to the Centers for Medicare and Medicaid Services’ (“CMS”) award of a Medicare Part D contract to CIGNA. The agreement combined CIGNA’s pharmacy product offering and clinical management expertise with NationsHealth’s experience with regard to Medicare and enrolling individual Medicare-eligible patients into healthcare programs. The services provided by NationsHealth to CIGNA encompass virtually all aspects of the non-claims administration of CIGNA’s Part D plans. Specific services provided to CIGNA include advertising and marketing for the plans, member eligibility and enrollment processing, member service, CMS communication and reconciliation and member billing and premium collection.

The equity consideration to CIGNA was granted only upon CMS’ award of CIGNA’s Part D contract. The warrants were fully vested and non-forfeitable at the date of grant and were valued at their fair value, measured as of the grant date. The fair value of the warrants was recorded as an intangible asset specifically identifiable to the CIGNA contract. In accounting for the warrants as an asset, the Company considered the characteristics of assets set forth in FASB Concepts Statement No. 6 (“CON 6”). Paragraph 25 of CON 6 defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Each of these characteristics, as applies to the intangible asset represented by the CIGNA contract, are further discussed below.

Paragraph 172 of CON 6 states that “future economic benefit is the essence of an asset.” Further, footnote 18 to paragraph 25 of CON 6 defines “probable” as “...that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved” and that its inclusion in the definition [of an asset] “is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain.” CIGNA’s Part D contract with CMS was one of nine national Part D provider contracts granted, and the Company’s agreement with CIGNA established NationsHealth as the exclusive provider of the above-mentioned services with respect to CIGNA’s Part D plans. The addressable market of potential enrollees in the Part D program totaled more than 40 million Medicare beneficiaries, of which between 20-30 million were expected to sign up for Part D coverage. Around the time the warrants were granted, CIGNA was projecting total membership in its Part D plans of between 500,000 and 1 million. At the low end of this range and based on the projected costs to provide the services to CIGNA, the specific future economic benefit to the Company was an annual, recurring revenue stream of nearly $85 million and annual profit of approximately $18 million for each of the four years under the contract. Further, CIGNA was a well-known, financially stable party capable of honoring the contract with the Company.

The terms of the contract with CIGNA also conveyed to NationsHealth “ownership” of more than half of the enrollees in CIGNA’s Part D plans in the event of early termination of the agreement. In addition, the contract explicitly set forth future endeavors between CIGNA and the Company, including the development of a model for jointly offering the Company’s Medicare Part B medical supplies to enrollees in CIGNA’s Part D plans and sharing the profits derived and the development of a proposal to CMS combining both Part D coverage with the offering of Part B supplies, under which the Company would be the designated provider of such supplies.

Paragraph 25 of CON 6 defines assets in relation to specific entities, and paragraph 183 states that “to have an asset, an entity must control future economic benefit to the extent that it can benefit from the asset and generally can deny or regulate access to that benefit by others....” Further, paragraph 186 states that “...an entity’s ability to obtain the future economic benefit of an asset commonly stems from legal rights.” As discussed above, the Company’s contract with CIGNA established NationsHealth as the exclusive provider of the services to CIGNA and conveyed to the Company a contractual legal right to provide such services for a specified period of time. As such, access to and control of the benefits embodied by the contract are completely within the control of the Company.

Finally, to meet the definition of an asset, CON 6 holds that the transaction or event giving rise to the entity’s right to the future economic benefit must already have occurred. As discussed above, the intangible asset represented by the CIGNA contract was recognized upon the effectiveness of the contract subsequent to CIGNA’s award of a Part D contract from CMS.

Based upon the foregoing, the CIGNA contract and the costs to acquire this contract embody probable future economic benefits controlled by the Company as a result of a past transaction, and thus meet the definition of an asset as set forth in CON 6. Furthermore, although not arising from a business combination, the equity consideration granted in connection with the CIGNA contract meets the criteria for recognition of an intangible asset as set forth in Appendix A of SFAS 141, namely a customer contract intangible. The contract conveyed to the Company an exclusive, contractual legal right to provide the services described above to CIGNA over a four-year period, as well as legal “ownership” of a portion of the enrollees in CIGNA’s Part D plans.

The Company is amortizing the CIGNA contract intangible on a straight-line basis over the term of the agreement. Per the guidance of paragraph 12 of FAS 142 the method of amortization of a recognized intangible asset should reflect the pattern in which the economic benefits of the asset are consumed or otherwise used up, and if that pattern cannot be reliably determined, a straight-line amortization method should be used. The initial year marketing and enrollment efforts associated with CIGNA’s Part D plans and changes in the levels of enrollees in the plans directly impact the Company’s net cash flows under the contract from year to year. As the pattern in which the intangible asset provides economic benefit to the Company could not be reliably determined at the onset of the contract, the Company is using the straight-line method in amortizing the asset.

The Company will more clearly disclose the basis for its accounting for the CIGNA contract, including the specific services provided and the basis for recognition of the costs related to acquiring the contract as an intangible asset, in its future filings. The Company will also refer to this asset as a “customer contract intangible” in its balance sheets in future filings.

* * * *

Please contact me at (954) 903-5018 should you require additional information or have any questions.

Very truly yours,

/s/ Timothy Fairbanks
Chief Financial Officer
NationsHealth, Inc.